FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____





GOLD FIELDS AND OREZONE ANNOUNCE INCREASE IN GOLD RESOURCES AT THE ESSAKAN PROJECT IN BURKINA FASO.

Indicated Resource increases 45 per cent to 1.9 million ounces.

August 3, 2004 - **Gold Fields Limited (GFI:NYSE, JSE)** and **Orezone Resources Inc. (OZN:TSX, AMEX)** are pleased to announce an increase in resources for the Essakan Main Zone ("EMZ"), located on the Essakan property in Burkina Faso, West Africa. Based on a 1.0 g/t cut off, Indicated Resources now total 30.5 Mt at 1.95 g/t (1.9 Moz) and Inferred Resources total 4.4 Mt at 2.00 g/t (0.3 Moz).

Measured and Indicated Resources in the EMZ had been calculated by previous operators as being 18.9 Mt at 2.14 g/t (1.3 Moz) with Inferred Resources at 5.2 Mt at 1.8 g/t (0.29 Moz), both based on the JORC Code and a 1.0 g/t cut off. The increase in total resources is the result of geological re-modelling and subsequent revision of the resource estimate after drilling confirmed a NNE plunging high-grade core to the EMZ. The higher grade zones exhibit reasonable continuity in longitudinal section and can be correlated from section to section. Additional drilling along extensions of these higher grade zones is expected to further enhance resources.

Mr. Martin Pittuck, CEng MIMMM, Principal Resource Geologist with SRK Consulting in Cardiff, UK, prepared the resource estimate in accordance with the guidelines set out in National Instrument 43-101 and acted as the "Independent Consultant" as defined therein. A full report will be filed on SEDAR within 30 days.

Cutoff (g/t)	Indicated Resources			Inferred Resources		
	Mt	g/t	Moz	Mt	g/t	Moz
0.50	49.0	1.49	2.35	5.7	1.7	0.3
1.00	30.5	1.95	1.91	4.4	2.0	0.3
1.50	18.1	2.43	1.42	2.7	2.5	0.2
2.00	9.9	3.01	0.96	2.0	2.7	0.2

Vic King, Gold Fields' Regional Exploration Manager for Africa stated that: "Our improved understanding of the orientation and geometry of the higher grade zones has highlighted the potential for significantly extending resources down dip and on similar targets along strike on the EMZ. This will be the primary focus of our efforts during the next phase of drilling. Drilling will also be carried out at the Falagountou, Gossey and Sokadie prospects, which are all located around the EMZ on the Essakan property. Infill drilling at the exciting Falagountou prospect will be carried out to confirm the geometry and continuity of the discovery and also extend this highly prospective zone southward." He added that "We are very pleased with Orezone's performance in operating this project and Essakan is one of Gold Field's top ranked exploration projects."

Ron Little, Orezone's President and CEO commented that: "While the existence of high grade veins in the EMZ has always been known, they have now been better reflected in the resource calculation which has resulted in the indicated resource increasing by almost 50 per cent. Alternatively, the grade of the indicated resource can be increased to 2.42 g/t by raising the cut off to 1.5 g/t and we still have more ounces than were in the previous estimate."

The Essakan Project is a joint venture in which Gold Fields can earn a 50 per cent interest by spending US $8 million over five years, and can increase its interest to 60 per cent by completing a bankable feasibility study. Gold Fields has spent approximately US $2.8 million to date. Orezone is currently the operator and expects to make an announcement shortly on the budget for the next phase of drilling.

Gold Fields Limited (GFI:NYSE, JSE) is one of the world's largest unhedged gold companies with annual gold production of 4.3 million ounces, mineral resources of 196 million ounces and mineral reserves of 85 million ounces. Gold Fields has operations in South Africa, Australia and Ghana (West Africa) and has an exciting growth project pipeline. This includes exploration projects in all of the major gold provinces of the world as well as 100% ownership of the 12 million ounce Arctic Platinum Project, an advanced stage PGM project in Northern Finland, and 92% of the developing Cerro Corona Project in Peru, a 4 million ounce copper/gold project. Gold Fields has its primary listing on the JSE Securities Exchange in South Africa (GFI) with secondary listings on the London, Euronext, Paris, Brussels, and Swiss exchanges. The company's American Depositary shares are listed on the New York Stock Exchange, where it also trades under the symbol GFI.

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging Canadian gold producer with three advanced projects moving rapidly toward the pre-feasibility stage in Burkina Faso, West Africa. Orezone has a very large and strategic land position in Burkina Faso, which is a relatively unexplored part of one of the world's fastest growing gold producing regions. The Company's mission is to create wealth by discovering and developing the earth's resources in an efficient and responsible manner.

Gold Fields Limited	**Orezone Resources Inc.**
Willie Jacobsz Senior Vice President, Investor Relations williej@goldfields.co.za	Ron Little President & CEO rlittle@orezone.com
Phone +27 11 644-2460 Fax +27 11 484-0639	Greg Bowes Vice President, Corporate Development gbowes@orezone.com
Cheryl Martin Vice President, North American Investor Relations camartin@gfexpl.com Phone +1 303 796-8683	Phone (613) 241-3699 Toll Free 888 673-0663

information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 3 August 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs